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                                                  Exhibit 2(b)
                         CERTIFICATE

     I, Nicolette D. Parrish, hereby certify that I am the duly elected and acting Assistant Secretary of Stein Roe Advisor
Trust (the "Trust") and that the following is a true and correct copy of a certain resolution duly adopted by the Board of Trustees of the Trust at a meeting held in accordance with the By-Laws on February 4, 1998, and that such resolution is still in full force and effect:

     RESOLVED, that Section 2.01 of the By-Laws is amended and restated as follows:

        Section 2.01.  Number and Term of Office.  The
   Board of Trustees shall initially consist of the initial sole Trustee, which number may be increased or subsequently decreased by a resolution of a majority of the entire Board of Trustees, provided that the number of Trustees shall not be less than one nor more than twenty-one. Each Trustee (whenever selected) shall hold office until the next meeting of shareholders called for the purposes of electing
   Trustees and until his successor is elected and qualified or until his earlier death, resignation, or removal. Each Trustee shall retire on December 31 of the year during which the Trustee becomes age 74.
   The initial Trustee shall be the person designated in the Declaration of Trust.

     IN WITNESS WHEREOF, I have hereunto set my hand and the seals of said Trust this 5th day of February, 1998.

                                     NICOLETTE D. PARRISH
                                     Assistant Secretary
(SEAL)